Exhibit 99.1

IsoTis Reports Q1 2006 Results
25% Revenue Increase at $9.8 Million

LAUSANNE, Switzerland, IRVINE, California

          IsoTis SA, the orthobiologics company, (SWX/Euronext: ISON) (TSX: ISO) today reported its results for the first quarter ended March 31, 2006. Revenues were $9.8 million for the first quarter of 2006, representing a 25% increase over revenue of $7.8 million in the first quarter of 2005.

          Revenue Analysis

          IsoTis’ chief distribution channels are its U.S. network of independent agents and its network of international distributors, while the remaining portion of its revenues is derived from private label agreements. In the first quarter of 2006, revenue from the U.S. network grew 14% to $6.4 million compared to $5.6 million in the first quarter of 2005; international revenue grew 42% to $2.4 million compared to $1.7 million in the first quarter of 2005.

          Results Comparison & Cash Position

          The loss from operations for the first quarter of 2006 was $2.5 million, compared to $2.3 million for the first quarter of 2005. The net loss for the first quarter of 2006 was $3.8 million, compared to net income of $0.9 million for the first quarter of 2005. The Company’s net loss was primarily attributable to the effects of a foreign exchange loss of $1.4 million recorded in the first quarter of 2006, compared to a foreign currency gain of $3.1 million in the first quarter of 2005.

          At March 31, 2006 the company had cash and cash equivalents (including restricted cash) of $17.6 million.

          Operational highlights

          -      Obtained 510(k) clearance for Accell Connexus and OrthoBlast II in dental indications
           -      Appointed Alan Donze as VP of Sales

          Pieter Wolters, President and CEO of IsoTis said, “We had an excellent first quarter marked by solid revenue growth, and we continue to witness increased acceptance of our proprietary Accell product family. As previously indicated, we increased our investments in marketing and product development in the first quarter to support the company’s further growth. I believe that we are well-positioned to achieve our objectives for 2006.”

          Business Outlook for 2006

          -      IsoTis anticipates total revenues for full year 2006 to grow in excess of 20%.
          -      IsoTis is intensifying product & business development aimed at introducing new products.

          Conference Call

          The Company will conduct a conference call at 4.30 p.m. CET/10.30 a.m. ET/7.30 a.m. PT. Dial: +41-91-610-5609 (Europe); +44-20-7107-0613 (UK); +1-866-865-5144 (toll free dial in US/Canada); no password required. Digital playback is available for 24 hours after the  conference starting at 6.00 p.m. until April 28, 6.00 p.m. CET, dial:  +41-91-612-4330 (Europe); +44-20-7108-6233 (UK); +1-866-416-2558 (US/Canada);  playback ID: 019#. The call will also be Webcast live on the IsoTis website  at www.isotis.com. The Webcast will remain available on IsoTis’ website at  least through June 30, 2006.

          IsoTis has a product portfolio with several innovative and proprietary natural and synthetic bone graft substitutes on the market and others in development, an established North American independent distribution network, and an expanding international presence. The company’s main commercial operations are based out of Irvine, California; its international sales headquarters is based in Lausanne, Switzerland.

          Certain statements in this Press Release are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including those that refer to management’s plans and expectations for future operations, prospects and financial condition. Words such as “strategy,” “expects,” “plans,” “anticipates,” “believes,” “will,” “continues,” “estimates,” “intends,” “projects,” “goals,” “targets” and other words of similar meaning are intended to identify such forward-looking statements. One can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements are based on the current expectations of the management of IsoTis only. Undue reliance should not be placed on these statements because, by their nature, they are subject to known and unknown risks and can be affected by factors that are beyond the control of IsoTis. Actual results could differ materially from current expectations due to a number of factors and uncertainties affecting IsoTis’ business, including but not limited to competitive sales and marketing environment, the timely commencement and success of IsoTis’ clinical trials and research endeavors, delays in receiving U.S. Food and Drug Administration or other regulatory approvals (a.o. EMEA, CE), market acceptance of the IsoTis’ products, effectiveness of our distribution channels, development of competing therapies and/or technologies, the terms of any future strategic alliances, the need for additional capital, the inability to obtain, or meet conditions imposed for the required governmental and regulatory approvals and consents. IsoTis expressly disclaims any intent or obligation to update these forward-looking statements except as required by law. For a more detailed description of the risk factors and uncertainties affecting IsoTis, refer to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the SEC and to IsoTis’ reports filed from time to time with the Swiss Stock Exchange (SWX), Euronext Amsterdam N.V., and SEDAR at www.sedar.com, as well as the Toronto Stock Exchange (TSX).

IsoTis S.A.
Consolidated Statements of Operations-Unaudited
US Dollars

	Three Months Ended

	March 31, 2006	March 31, 2005

Revenues
Product sales	$9,778,365	$7,807,218
Other revenue	35,816	—

Total revenues	9,814,181	7,807,218

Operating expenses
Costs of sales	3,693,828	2,934,013
Research and development	1,713,821	1,115,731
Marketing and selling	4,313,790	2,999,044
General and administrative	2,607,195	3,026,384

Total operating expenses	12,328,634	10,075,172

Loss from operations	(2,514,453)	(2,267,954)
Interest income	140,835	129,573
Interest expense and other	(27,860)	(51,713)
Foreign exchange (loss) gain	(1,402,787)	3,138,941

Net (loss) income before taxes	(3,804,265)	948,847
Provision for income taxes	—	—

Net (loss) income	$(3,804,265)	$948,847

Basic and diluted net (loss) income per share	$(0.05)	$0.01

Weighted average common shares outstanding
Basic	70,873,158	70,113,269
Diluted	70,873,158	71,783,909

IsoTis S.A.
Consolidated Balance Sheets - Unaudited
US Dollars

	March 31, 2006	December 31, 2005

Assets
Current assets:
Cash and cash equivalents	$13,369,737	$15,714,442
Restricted cash	2,214,034	2,184,063
Trade receivables, net	6,562,148	6,306,518
Inventories	10,037,690	10,020,906
Unbilled receivables	302,585	295,115
Value added tax receivable	153,417	95,505
Prepaid expenses and other current assets	1,181,156	761,355

Total current assets	33,820,767	35,377,904

Non-current assets:
Restricted cash	2,000,000	2,250,000
Property, plant and equipment, net	1,610,930	1,359,280
Goodwill	16,383,069	16,383,069
Intangible assets, net	12,938,081	13,585,250

Total non-current assets	32,932,080	33,577,599

Total assets	$66,752,847	$68,955,503

Liabilities and shareholders’ equity
Current liabilities:
Trade payables	$3,825,202	$2,910,114
Accrued liabilities	6,176,463	6,680,989
Deferred revenue	140,000	344,719
Current portion of interest-bearing loans and borrowings	1,012,001	1,015,471

Total current liabilities	11,153,666	10,951,293

Non-current liabilities:
Interest-bearing loans and borrowings	1,794,889	2,043,781

Total non-current liabilities	1,794,889	2,043,781

Total shareholders’ equity	53,804,292	55,960,429

Total liabilities and shareholders’ equity	$66,752,847	$68,955,503

IsoTis S.A.
Consolidated Statements of Cash
Flows-Unaudited
US Dollars

	Three Months Ended

	March 31, 2006	March 31, 2005

Cash flows from operating activities
Net (loss) income from continuing operations	$(3,804,265)	$948,847
Adjustments to reconcile net loss from continuing operations to net cash used in operating activities:
Depreciation and amortization	831,187	260,288
Bad debt expense	(17,277)	—
(Gain) loss of sale of assets	(642)	1,513
Stock-based compensation expense	89,669	294,745
Foreign currency transaction loss (gain)	1,402,787	(3,138,941)
Change in operating assets and liabilities:
Inventories	21,965	443,585
Trade receivables	(183,374)	(951,348)
Other current assets	(462,626)	346,840
Deferred revenue	(207,830)	(23,090)
Trade and other payables	300,971	(980,663)
Restructuring provision	—	(592,609)

Net cash flows used in operating activities	(2,029,435)	(3,390,833)
Cash flows from investing activities
Purchase of property, plant and equipment	(421,138)	(262,367)
Change in restricted cash	250,000	248,153
Proceeds from sale of property, plant and equipment and assets	—	726,581

Net cash flows (used in) provided by investing activities	(171,138)	712,367
Cash flow from financing activities
Proceeds from issuance of common shares	97,561	210,735
Repayments of interest-bearing loans and borrowings	(253,827)	(2,527,304)

Net cash flows used in financing activities	(156,266)	(2,316,569)
Gain (loss) on cash held in foreign currency	12,134	(26,672)

Net decrease in cash and cash equivalents	(2,344,705)	(5,021,707)
Cash and cash equivalents at the beginning of the period	15,714,442	25,539,602

Cash and cash equivalents at the end of the period	$13,369,737	$20,517,895

For information contact: Hans Herklots, Tel: +41(0)21-620-6011, E-mail: hans.herklots@isotis.com ;  Director IR Rob Morocco, CFO, +1-949-855-7155, robert.morocco@isotis.com